June 4, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attention:     Williams H. Thompson,
Accounting Branch Chief

Re:	GreenHouse Holdings, Inc.
Item 4.01 form 8-K
Filed March 17, 2010
File No. 333-156611

Dear Mr. Thompson:

Please be advised that this firm is special securities counsel to GreenHouse Holdings, Inc, the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated March 19, 2010 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 1 on Form 8-K, a copy of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	Please disclose the dates(s) you actually dismissed M&K and Li & Co., as opposed to the effective date. Refer to paragraph (a)(1)(i) of Item 304 of regulation S-K.

The Form 8-K was revised to include the dates M&K and Li & Co. were dismissed.

2.
Please revise the second and third paragraphs to disclose whether either of M&K’s reports for the period from June 20, 2008 (inception) through September 30, 2008 and the year ended September 30, 2009 and either of Li & Co.’s reports for the years ended December 31, 2007 and 2008 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Williams H. Thompson
May 25, 2010

The Form 8-K was revised to include disclosure regarding whether either of M&K’s reports for the period from June 20, 2008 (inception) through September 30, 2008 and the year ended September 30, 2009 and either of Li & Co.’s reports for the years ended December 31, 2007 and 2008 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

3.	Please file updated letters from M&K and Li & Co. as exhibits to the amendment filed in response to our comments in accordance with items 304(a)(3) and 601(b)(16) of Regulation S-K.

The Form 8-K was revised to include the updated letters from M&K and Li & Co. as exhibits.

In addition, we have been authorized by the Issuer to advise the Commission:

●	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

Tarter Krinsky & Drogin LLP
PC/mm